VIA EDGAR	October 8, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Walter Energy, Inc.
Registration Statement on Form S-4
File No. 333-190779
Filed August 22, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Walter Energy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 10:00 a.m. on October 10, 2013.

Pursuant to this request, the Company acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Walter Energy, Inc.

By:	/s/ Earl H. Doppelt
	Name:	Earl H. Doppelt
	Title:	Senior Vice President

General Counsel and Secretary

Blue Creek Coal Sales, Inc.
Clearwater Energy, Inc.
Hamer Properties, Inc.
Jim Walter Resources, Inc.
J.W. Walter, Inc.
J.W.I. Holdings Corporation
Land Holdings Corporation
Taft Coal Sales & Associates, Inc.
Tuscaloosa Resources, Inc.
Walter Black Warrior Basin LLC
Walter Coke, Inc.
Walter Energy Holdings, LLC
Walter Exploration & Production LLC
Walter Land Company
Walter Minerals, Inc.
Walter Natural Gas, LLC

By:	/s/ Earl H. Doppelt
Name:	Earl H. Doppelt
Title:	Secretary